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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                                       ----------------------
                                                       SEC File No. 000-20840
                                                       CUSIP No. 740822 30-9
                                                       -----------------------

                         NOTIFICATION OF LATE FILING

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended:  February 28, 2005

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  President Casinos, Inc.

Former Name if Applicable:  N/A

802 North First Street
Address of Principal Executive Office (Street and Number)

St. Louis, Missouri  63102
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:  [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

Despite the Registrant's diligent efforts, completion of the Registrant's Annual Report on Form 10-K for the year ended February 28, 2005 has been delayed due to the timing of recent developments relating to the Registrant's pending voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Ralph J. Vaclavik         314               622-3180
     Name              Area Code        Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).   [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
thereof?   [X] Yes     [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the sale of the Registrant's Biloxi, Mississippi operations on April 15, 2005 and the anticipated sale of the Registrant's St. Louis, Missouri operations, the Registrant anticipates that the consolidated financial statements included in its Annual Report on Form 10-K for the year ended February 28, 2005 will reflect a reclassification of Registrant's operating subsidiaries' results of operations to discontinued operations. Accordingly, no operating revenues will be included in income (loss) from continuing operations for each of the three fiscal years ended February 28, 2005. In light of the Registrant's sale of its Biloxi, Mississippi operations, The Registrant anticipates that its consolidated statement of operations for the year ended the February 28, 2005 will reflect net income attributable to recognition of certain deferred tax assets and the recognition of gains from restructuring certain debt instruments pursuant to the Registrant's reorganization plan.

                           President Casinos, Inc.
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 31, 2005


By:    /s/ Ralph J. Vaclavik
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       Ralph J. Vaclavik
       Senior Vice President and
       Chief Financial Officer